Evolution Spirits, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

March 31, 2016 and 2015

EVOLUTION SPIRITS, INC.

TABLE OF CONTENTS



To the Stockholders of
Evolution Spirits, Inc.
Dover, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Evolution Spirits, Inc. (the "Company"), which comprise the balance sheets as of March 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the year ended March 31, 2016 and the period from June 9, 2014 (inception) to March 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
November 18, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

EVOLUTION SPIRITS, INC.
BALANCE SHEETS (UNAUDITED)
As of March 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 9,003	$ 285,505
Accounts receivable	40,544	11,547
Inventory	246,170	183,181
Prepaid expense	18,313	600
Total Current Assets	314,030	480,833
Non-Current Assets:		
Property and equipment, net	65,509	64,133
Intangibles, net	7,254	1,171
Total Non-Current Assets	72,763	65,304
TOTAL ASSETS	$ 386,793	$ 546,137
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$ 160,314	$ 55,743
Accrued liabilities	19,539	4,764
Accrued interest	84,100	13,968
Related party payables	83,973	8,869
Investor refund payable	-	10,000
Convertible notes payable, current portion, net	633,262	-
Total Current Liabilities	981,188	93,344
Non-Current Liabilities:		
Convertible notes payable, net	674,034	630,282
Total Non-Current Liabilities	674,034	630,282
Total Liabilities	1,655,222	723,626
Stockholders' Equity (Deficiency):		
Common stock, $0.0001 par, 10,000,000 shares authorized, 5,841,532 and 5,818,200 shares issued and outstanding, 202,500 and 292,500 unvested at March 31, 2016 and 2015, all respectively	584	582
Additional paid-in capital	578,359	307,349
Accumulated deficit	(1,847,372)	(485,420)
Total Stockholders' Equity (Deficiency)	(1,268,429)	(177,489)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 386,793	$ 546,137

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.
-2-

EVOLUTION SPIRITS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended March 31, 2016 and the period from June 9, 2014 to March 31, 2015

	2016	2015
Sales, net	$ 493,819	$ 92,402
Cost of goods sold	(286,942)	(59,359)
Gross Profit	206,877	33,043
Operating Expenses:		
Sales and marketing	696,086	217,831
Compensation and benefits	673,511	218,178
General and administrative	105,516	62,700
Depreciation and amortization	15,938	4,828
Total Operating Expenses	1,491,051	503,537
Loss from operations	(1,284,174)	(470,494)
Other Income/(Expenses):		
Interest income	165	284
Interest expense	(77,943)	(15,210)
Total Other Income/(Expenses)	(77,778)	(14,926)
Net Loss	$ (1,361,952)	$ (485,420)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

EVOLUTION SPIRITS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the year ended March 31, 2016 and the period from June 9, 2014 to March 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount			
Balance at June 9, 2014 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	5,458,200	546	302,829	-	303,375
Issuance of restricted stock award	360,000	36	(36)	-	-
Equity-based compensation costs	-	-	4,556	-	4,556
Net Loss	-	-	-	(485,420)	(485,420)
Balance at March 31, 2015	5,818,200	582	307,349	(485,420)	(177,489)
Issuance of common stock	650,302	65	264,935	-	265,000
Equity-based compensation costs	-	-	6,075	-	6,075
Common stock surrendered	(626,970)	(63)	-	-	(63)
Net Loss	-	-	-	(1,361,952)	(1,361,952)
Balance at March 31, 2016	5,841,532	$ 584	$ 578,359	$ (1,847,372)	$ (1,268,429)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

EVOLUTION SPIRITS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended March 31, 2016 and the period from June 9, 2014 to March 31, 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (1,361,952)	$ (485,420)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	15,522	4,824
Equity-based compensation expense	6,075	4,556
Changes in operating assets and liabilities:		
Change in accounts receivable	(28,997)	(11,547)
Change in inventory	(62,989)	(183,181)
Change in prepaid expenses	(17,713)	(600)
Change in payables and accrued liabilities	119,346	60,507
Change in accrued interest	70,132	13,968
Change in related party payables	75,104	8,869
Net Cash Used in Operating Activities	(1,185,472)	(588,024)
Cash Flows from Investing Activities		
Purchases of property and equipment	(16,898)	(68,957)
Capitalization of intangible assets	(6,083)	(1,171)
Net Cash Used in Investing Activities	(22,981)	(70,128)
Cash Flows from Financing Activities		
Borrowings on convertible notes	675,000	635,000
Change in investor refund payable	(10,000)	10,000
Change in deferred financing costs	(5,796)	(5,960)
Amortization of deferred financing costs	7,810	1,242
Issuance of common stock	265,000	303,375
Common stock surrendered	(63)	-
Net Cash Provided by Financing Activities	931,951	943,657
Net Change in Cash	(276,502)	285,505
Cash at Beginning of Period	285,505	-
Cash at End of Period	$ 9,003	$ 285,505
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Evolution Spirits, Inc. (the "Company") formed as a corporation on June 9, 2014 under the laws of Delaware. The Company produces, markets, and sells Monkey Rum, a specialty brand that sports spiced and toasted coconut rums. Primary operations take place in the Company's New York head office, and the Company markets Monkey Rum across seven states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted a March 31 fiscal year-end as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. At times, the Company's cash balances may exceed FDIC insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. As of March 31, 2016 and 2015, the Company held accounts receivable of $40,544 and $11,547. Management determined that all accounts are collectible as of March 31, 2016 and 2015 and therefore has recorded no allowance.

Prepaid Expenses

During the course of business, the Company occasionally pays in advance for services to be rendered in future periods. The Company accounts for the portion attributable to future periods as prepaid

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

expenses and recognizes the expense as incurred. As of March 31, 2016 and 2015, the Company's prepaid expenses were $18,313 and $0, respectively, and related to personnel costs.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of March 31, 2016 and 2015 consist of finished goods held for distribution and raw materials.

Capital Assets

The Company records property, equipment, and intangibles at cost upon the incurrence of such costs. Depreciation and amortization are recorded for property, equipment, and intangibles using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances as of March 31, 2016 and 2015 consist of property and equipment with 3-5 year useful lives and trademark filing costs with 15 year useful lives.

Depreciation and amortization charges on property and equipment and intangibles totaled $15,522 and $4,824 for the years ended March 31, 2016 and 2015, respectively. Capital assets as of March 31, 2016 and 2015 consisted of the following:

	2016	2015
Production equipment	$ 81,406	$ 65,975
Other equipment	4,449	2,982
Property and equipment, cost	85,855	68,957
Less: accumulated depreciation	(20,346)	(4,824)
Property and equipment, net	$ 65,509	$ 64,133
Trademark filing costs	$ 7,674	$ 1,175
Less: accumulated amortization	(420)	(4)
Trademark filing costs, net	$ 7,254	$ 1,171

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses incurred prior to incorporation were included in these financial statements as effectively transferred in at the inception date.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

NOTE 3: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company has authorized 10,000,000 shares of $0.0001 par value common stock and carried no other classes of stock as of the dates of these financial statements. Subsequent to March 31, 2016, in April 2016, the Company authorized 3,000,000 shares of preferred stock at $0.0001 par value and issued 1,507,648 for $542,000 in April 2016.

In June 2014, the Company issued 2,850,000 shares to the Chairman of the board in exchange for contribution of the Monkey Rum brand and certain associated assets and liabilities which carried a net value of $68,375 and 1,920,000 shares to the CEO for management services associated with relaunching the brand.

Between August and October 2014, the Company issued 688,200 common shares to three external investors for proceeds totaling $235,000.

In August 2014, the Company awarded 360,000 restricted shares of common stock to the CFO in exchange for services. The Company valued these shares at $24,300 in total stock-based compensation, which amortizes over the vesting period from October 2014 to June 2018. Pursuant to the agreement, 30,000 shares immediately vested, and 7,500 shares began vesting monthly on November 25, 2014 and will continue vesting monthly until June 25, 2018. All shares will vest as scheduled unless the Company is acquired, in which event all shares immediately vest. Unvested shares are subject to repurchase by the Company at a price per share of $0.0001 upon termination of services with the Company or other circumstances defined in the agreement. Summaries of scheduled vesting and unvested shares are as follows:

	Shares	Compensation
Restricted shares issued in 2015	360,000	$ 24,300
Shares vested during fiscal 2015	(67,500)	(4,556)
Unvested shares, March 31, 2015	292,500	19,744
Shares vested during fiscal 2016	(90,000)	(6,075)
Unvested shares, March 31, 2016	202,500	$ 13,669

Remaining unvested shares will vest as follows:		
Fiscal year 2017	90,000	$ 6,075
Fiscal year 2018	90,000	6,075
Fiscal year 2019	22,500	1,519
Total unvested shares	202,500	$ 13,669

In April 2015, the Company issued 120,000 common shares to three investors for total proceeds of $90,000.

In November 2015, the Chairman of the board agreed to surrender 626,970 shares of common stock for no consideration in exchange for relief from some fundraising obligations. Also during November 2015, the Company issued 303,030 shares to the CEO for total proceeds of $100,000, such that the

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

Chairman and CEO hold an equal interest of 2,223,030 shares each as of March 31, 2016. In January 2016, the Company sold 227,272 shares of common stock to a related party for $75,000.

As of March 31, 2016 and 2015, 5,841,532 and 5,818,200 shares of common stock were issued and outstanding, of which 202,500 and 292,500 were unvested, respectively.

NOTE 4: CONVERTIBLE NOTES PAYABLE

Between October 2014 and March 2015, the Company issued a round of convertible notes totaling $635,000. These notes bear 6% interest per annum and mature on the second anniversary of the date of the note.

Between May 2015 and June 2015, the Company issued a second round of convertible notes totaling $540,000. These notes bear 6% interest per annum and mature on the second anniversary of the date of the note.

Between September 2015 and February 2016, the Company issued a third round of convertible notes totaling $135,000. These notes bear 6% interest per annum and mature on the second anniversary of the date of the note.

Applicable to all aforementioned convertible notes payable, in the event that the qualifying equity financing (defined as any equity financing of $1,500,000 or greater) occurs, all notes will mandatorily convert to shares of the stock issued in the financing event. Principal and accrued interest will convert to shares at a conversion rate of the lower of (a) 80%-87% (varies by note, where one issuance to an investor of strategic importance is 40%) of the share price other purchasers pay or (b) 80%-87% (varies by note, where one issuance to an investor of strategic importance is 40%) of a valuation cap (varies by note at $8 million to $12 million) divided by the pre-money shares (as defined in the note agreements). If no qualifying equity financing (as defined in the note agreements) occurs prior to maturity, the Company may elect to (a) convert the notes to common shares at a conversion rate determined by dividing a valuation cap defined in the various agreements (ranging from $5 million to $9 million) by pre-money shares (as defined in the note agreements), or repay the notes in cash along with accrued interest. The notes are also convertible into the Company's stock upon a change in control event, as defined in the agreements.

The Company determined that these convertible notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions of the automatic conversion feature at the next qualified equity financing. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the conversion discounts, which will be recognized if and upon conversion.

The Company incurred direct costs totaling $13,770 related to the issuance of these convertible notes. Pursuant to FASB ASC 835-30-45-3, the Company has classified these costs as deferred financing costs, which offset the notes payable as a discount and amortize over the 24-month life of the notes. Amortization, which the Company charged to interest expense, totaled $7,810 and $1,242 for the years ended March 31, 2016 and 2015, respectively. As of March 31, 2016 and 2015, the net liabilities associated with these convertible notes consisted of the following:

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

	2016	2015
Convertible notes payable	$ 1,310,000	$ 635,000
Deferred financing costs discount	(2,704)	(4,718)
Convertible notes payable, net	$ 1,307,296	$ 630,282

In conjunction with the first round of convertible notes, one investor overpaid by $10,000 in March 2015. As a result, the Company recorded a payable of $10,000 as of March 31, 2015 and subsequently refunded the $10,000 in April 2015.

As of March 31, 2016 and 2015, respectively, none of the convertible notes payable had been converted and all remained outstanding in their full principal amount. Of outstanding principal, $635,000 and $0 were current portions as of March 31, 2016 and 2015, respectively. Accrued interest related to these notes totaled $84,100 and $13,968 as of March 31, 2016 and 2015, respectively, and interest expense totaled $77,943 and $15,210 for the periods then ended, respectively.

NOTE 5: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company's deferred tax assets are primarily derived from its net operating loss carryforwards, with the remaining deferred tax assets and liabilities being related to other temporary differences for depreciation/amortization methods and stock based compensation. The Company assessed the need for a valuation allowance against its net deferred tax assets of $697,115 and $185,867 as of March 31, 2016 and 2015, respectively, and determined a full valuation allowance is required due to taxable losses for the years ended March 31, 2016 and 2015, cumulative losses through March 31, 2016, and no history of generating taxable income. Therefore, full valuation allowances of $697,115 and $185,867 were recorded as of March 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended March 31, 2016 and 2015. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimates to be 38.29%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At March 31, 2016, and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,800,655 and $458,736, which may be carried forward and will expire if not used between 2035 and 2036 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 6: RELATED PARTY TRANSACTIONS

In February 2016, the CEO advanced the Company $25,000 to fund operations. This $25,000 is included in related party payables. Subsequently, the CEO rolled the loan and $25,000 cash into a $50,000 preferred stock purchase of 139,082 shares, as part of the preferred stock issuance discussed in Note 12. Also due to the CEO is a $20,000 deferred bonus, which will be paid at a later date and

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

bears no interest or term. All remaining balances in related party payables as of March 31, 2016 and 2015 consist of balances due to employees for expense reimbursements and other incentives.

During the year ended March 31, 2016, one of the CEO's family members loaned $10,000 through the second round of convertible notes discussed in Note 4. This convertible note carries the same terms as all others. As of March 31, 2016 and 2015, the principal balance and accrued interest were still outstanding.

In January 2016, one of the CEO's family members purchased 227,272 shares of common stock for $75,000 and subsequently purchased 139,082 shares of the preferred stock offering discussed in Note 12 for $50,000.

NOTE 7: LEASE OBLIGATIONS

The Company leases space on a month-to-month basis dependent upon fluctuating business needs. Costs per month for the years ended March 31, 2016 and 2015 ranged from $1,800 to $4,900 and are currently $3,000 per month as of the date of this filing. Since the Company is not party to a lease agreement, it has no contractual obligations beyond the next month.

Occupancy expense totaled $33,264 and $27,531 for the years ended March 31, 2016 and 2015.

NOTE 8: EQUITY-BASED COMPENSATION

As discussed in Note 3, the Company awarded 360,000 restricted shares of common stock to the CFO in exchange for services in August 2014. Equity-based compensation for the years ended March 31, 2016 and 2015, totaled $6,075 and $4,556, respectively.

On July 1, 2015 the Company issued incentive stock options to an employee under the Incentive Stock Option and Restricted Stock Plan (the "Plan"). Under the Plan, the individual may purchase 5,000 shares of common stock for $0.90 per share at any point until June 30, 2025. Since no valuations currently suggest that the Company's stock has or will reach the strike price, the options are deemed to be of no value, and management has not recorded any compensation expense related to this option.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt*, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained recurring net losses of $1,361,952 and $485,420 for the years ended March 31, 2016 and 2015, respectively, has an accumulated deficit of $1,847,372 as of March 31, 2016, and current liabilities exceed current assets by $667,158 as of March 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing from its stockholders and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability

EVOLUTION SPIRITS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of March 31, 2016 and 2015 and for the periods then ended

of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 12: SUBSEQUENT EVENTS

In April 2016, the Company amended its certificate of incorporation to authorize 3,000,000 shares of preferred stock with a $0.0001 par value. The Company then issued 1,507,648 shares to eleven investors for total proceeds of $542,000. The CEO and a family member invested $50,000 each in this issuance. Per the requirements discussed in Note 4, this is not a qualifying equity financing under the terms of the convertible note agreements and therefore did not trigger conversion of the convertible notes payable.

The Company came to a settlement with a former employee whom was terminated in 2015, whereby the Company paid this former employee a settlement of $35,000 in 2016 to resolve the dispute.

Management's Evaluation

Management has evaluated subsequent events through November 18, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.